QuickLinks -- Click here to rapidly navigate through this document

Press Release	Source: Instrumentarium Corp.

GE Provides Update on Tender Offer

General Electric Company has today made the following notification to Instrumentarium Corporation regarding an update on its tender offer to acquire all outstanding shares and options in Instrumentarium Corporation

Update on Tender Offer

        HELSINKI, Finland, March 25 /PRNewswire-FirstCall/—Instrumentarium Corp. (Nasdaq: INMRY; HEX: INS1V.HE) shareholders are expected to decide at the company's annual general meeting today on the payment of a combined regular and special dividend proposed by the Instrumentarium board of directors. The total combined dividend proposed by the Instrumentarium board is euro 4.70, euro 0.70 of which represents the regular annual dividend. If the combined euro 4.70 dividend is approved by Instrumentarium shareholders, the amount offered by GE will be euro 36.00 per share in cash, as provided for in the terms and conditions of combination agreement entered into by GE and Instrumentarium.

        In addition, both companies continue to work with regulatory agencies in the U.S. and Europe in connection with the proposed acquisition of Instrumentarium by GE. Instrumentarium and GE have received requests for additional information from the U.S. Department of Justice as part of its regulatory review of the proposed acquisition. As previously indicated when the transaction was announced, closing of the acquisition is anticipated to take place in the second or third quarter of 2003.

        To accommodate the anticipated timing of the regulatory approval process, GE expects to extend the tender offer period beyond the original preliminary expiration date of April 11, 2003, and will provide details of any such extension prior to April 11.

        For additional information on the tender offer, or to obtain copies of the tender offer materials, Instrumentarium shareholders may contact Nordea Securities at +358 9 4785 031 and ADR holders may contact Morrow & Co., Inc., by calling toll-free from within the U.S. (800) 607-0088, or collect from outside the United States +1 212-754-8000. Tender offer materials are available on the Internet at www.nordeasecurities.com. English language versions of the tender offer materials have been furnished to the U.S. Securities and Exchange Commission and are available on its Web site at www.sec.gov.

About GE Medical Systems

        GE Medical Systems is a $9 billion global leader in medical imaging, interventional procedures, healthcare services, and information technology. Its offerings include networking and productivity tools, clinical information systems, patient monitoring systems, surgery and vascular imaging, conventional and digital X-ray, computed tomography, electron beam tomography, magnetic resonance, ultrasound and bone mineral densitometry, positron emission tomography, nuclear medicine, and a comprehensive portfolio of clinical and business services. For more than 100 years, health care providers worldwide have relied on GE Medical Systems for high quality medical technology and productivity solutions. For more information, visit the GE Medical Systems Web site at www.gemedical.com.

        This release includes statements relating to the future, which by their nature involve risks, uncertainty and assumptions. The statements relating to the final completion of the combination involves as a risk, inter alia, that the conditions for the final completion of the proposed combination and tender offer will not be satisfied and that the tender offer and combination will not be consummated.

INSTRUMENTARIUM CORPORATION

Olli Riikkala                            Matti Salmivuori

QuickLinks

Press Release
  GE Provides Update on Tender Offer